UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-38851

POWERBRIDGE TECHNOLOGIES CO., LTD.

(Translation of Registrant’s name into English)

Advanced Business Park, 9th Fl, Bldg C2,

29 Lanwan Lane, Hightech District,

Zhuhai, Guangdong 519080, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

Notice for Delisting for Failure to Satisfy a Continued Listing Standard

Powerbridge Technologies Co., Ltd. (“Powerbridge” or the “Company”) (NASDAQ: PBTS), a provider of multi-industry technology solutions, today announced that it received a letter from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on April 26, 2023, which notifies the Company that because as of April 25, 2023, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days as set forth in Listing Rule 5810(c)(3)(A)(iii), the Company’s securities would be suspended from trading on and delisted from The Nasdaq Capital Market, unless the Company timely requested a hearing before a Nasdaq Hearings Panel to appeal Nasdaq’s delisting determination.

As previously disclosed on November 11, 2022, the Company received a letter from the Staff dated November 7, 2022, notifying the Company that it is not in compliance with the minimum bid price requirement as set forth under Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq.

On April 28, 2023, the Company timely submitted a request for a hearing before the panel to appeal Nasdaq’s delisting determination. The Company stated in its submission that it believes it would be able to regain compliance upon the completion of the 1-for-30 reverse stock split of the Company’s securities, subject to the Company’s shareholders’ approval on an extraordinary general meeting (the “EGM”) to be convened on May 30, 2023. The EGM’s notice and proxy statement were disclosed on Form 6-K filed with the Securities and Exchange Commission on April 25, 2023.

Exhibits

Exhibit No.	Description
99.1	Press Release - Powerbridge Technologies Co., Ltd. Requested a Hearing before the Nasdaq Hearings Panel after Received a Letter of Expected Delisting Determination from Nasdaq Staff

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 28, 2023

POWERBRIDGE TECHNOLOGIES CO., LTD.

By:	/s/ Stewart Lor
Stewart Lor
Chief Executive Officer

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